UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang Chief Financial Officer

Date: September 1, 2016

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED APPOINTS SHANG-YAN CHUANG

AS CHIEF FINANCIAL OFFICER AND CHING TAO AS CHIEF EXECUTIVE OFFICER

OF NOAH US LLC

SHANGHAI, August 29, 2016 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider with a focus on global services for high net worth individuals and enterprises in China, today announced the appointment of Mr. Shang-yan Chuang to the position of Chief Financial Officer, replacing Ms. Ching Tao, effective September 1, 2016. At the same time, the Company also announced the appointment of Ms. Ching Tao as Chief Executive Officer of Noah US LLC, Noah’s first subsidiary to operate in the United States. Ms. Tao’s new appointment will also be effective September 1, 2016.

Mr. Shang-yan Chuang has more than thirteen years of experience in financial services. In March 2011, he joined Noah as a Director of Investment Relations and Corporate Development. In 2012, he founded Noah Holdings (Hong Kong) Limited, one of our major businesses, and served as its Executive Director and Chief Executive Officer until January 2016. Prior to joining Noah, Mr. Chuang was a senior executive at Bank of America Merrill Lynch in Investment Banking Division and Asia Private Equity from 2003 to 2011 based in Hong Kong. Mr. Chuang graduated Magna Cum Laude with a Bachelor of Science in Finance from Stern School of Business at New York University.

Mr. Kenny Lam, Group President of Noah, commented, “We warmly welcome Shang to Noah’s group executive leadership team as our new CFO. Shang has an in-depth understanding of Noah, previously as a leader of one of our major businesses, and a proven track record in financial and business management. As the complexity of our businesses grows, Shang can provide highly valuable strategic and financial leadership to the team. At the same time, our expansion in the United States with the formation of Noah US LLC, a new initiative led by Ching, marks another key milestone in the Company’s history. This new US presence will allow Noah to introduce much more integrated global wealth and asset management services to our clients. Ching’s experience and expertise will provide tremendous leadership for our US expansion. We firmly believe that Shang and Ching’s new roles at Noah will help Noah further strengthen its leading market position.”

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the second quarter of 2016, Noah distributed over RMB27.7 billion (US$4.2 billion) of wealth management products. As of June 30, 2016, Noah had assets under management of RMB101.2 billion (US$15.2 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, including real estate funds and real estate funds of funds, private equity funds of funds, secondary market equity funds of funds and fixed income funds of funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,093 relationship managers across 175 branches and sub-branches in 68 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 114,870 registered clients as of June 30, 2016.

For more information please visit Noah at ir.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2016 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; the expansion of its business into the United States; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com